

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Melanie M. Nealis, Esq
Chief Legal & Compliance Officer
Helios Technologies, Inc.
1500 West University Parkway
Sarasota, FL 34243

Re: Helios Technologies, Inc.
Form 8-K Filed November 9, 2020
Exhibit 2.1
Form 8-K Filed October 13, 2020
Exhibit 2.1
File No. 000-21835

Dear Ms. Nealis,

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance